August 31, 2018

Rick Pauls
Chief Executive Officer
DiaMedica Therapeutics Inc.
2 Carlson Parkway, Suite 260
Minneapolis, MN 55447

       Re: DiaMedica Therapeutics Inc.
           Draft Registration Statement on Form 10-12B
           Submitted August 27, 2018
           CIK No. 0001401040

Dear Mr. Pauls:

       We have reviewed your draft registration statement and have the following comment.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 10-12B

General

1. In your cover letter, you state that you expect the registration statement, when effective, will include the unaudited interim financial statements for the period ended June 30, 2018.
       As such, it does not appear that you are relying on the accommodation set forth in the
       Fixing America's Surface Transportation (FAST) Act to omit this interim financial information that will not be required to be presented separately at the time of effectiveness of your Form 10. Therefore, please amend your submission to include your interim June
       30, 2018 financial statements as required by Rule 8-08 of Regulation S-X. We will not perform a detailed examination of the registration statement until you do so.
 Rick Pauls
DiaMedica Therapeutics Inc.
August 31, 2018
Page 2

        You may contact Jim Rosenberg if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or
Mary Beth Breslin at 202-551-3625 with any other questions.



                                                          Sincerely,
FirstName LastNameRick Pauls
                                                          Division of
Corporation Finance
Comapany NameDiaMedica Therapeutics Inc.
                                                          Office of Healthcare
& Insurance
August 31, 2018 Page 2
cc:       Amy E. Culbert, Esq.
FirstName LastName